

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009694

February 26, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2004

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

Dear Mr. Kilpatrick:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to FirstEnergy by the International Brotherhood of Electrical Workers Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
IBEW Pension Benefit Fund
1125 Fifteenth Street N.W.
Washington, DC 20005

1031296



PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 11, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates to "executive severance agreements" and states, in relevant part:

> RESOLVED: that the shareholders of First Energy ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times

include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal, or portions thereof, from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); The Proctor & Gamble Company (October 25, 2002) (proposal requesting that the board of directors create a fund for applicants who "document they are victims...of troubles because they are stockholders..." held to be excludable).

In the Proposal, the Proponent defines the term "future severance agreements" to include "retirement agreements". This definition is vague and misleading. It is not clear whether the Proponent intends the Proposal to cover future amendments to the Company's pension plan and other plans qualified under ERISA, which by their terms may frequently provide for benefits with a present value in excess of three times annual base salary and bonus for officer and non-officer employees alike. In addition, "Benefits" are defined to cover "consulting fees" paid to a Company executive. However, it is not clear whether the Proponent actually intends that all consulting arrangements between the Company and an officer (or ex-officer) be subject to shareholder approval. The terms "fringe benefits" and "perquisites" are also subject to differing interpretations. The Proposal is thus vague and indefinite such that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires and specifically what "severance agreements" would be required to be submitted for shareholder approval. For this reason the Proposal is properly excludable under Rule 14a-8(i)(3).

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* U.S. Bancorp (January 27, 2003); Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

The following portions of the Proposal are materially false and misleading for the reasons explained following the relevant excerpt:

"In our opinion, severance agreements as described in the resolution, commonly known as 'golden parachutes', are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general." These references to compensation levels at other corporations are not relevant to the purported issue of the Company's severance arrangements. Even if they were relevant, failure by the Proponent to provide citations or other documentation to support these statements would render these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002). In addition, the Proponent falsely asserts that the arrangements described in the resolution are commonly known as "golden parachutes". The resolution relates to compensation arrangements which are different and more broadly defined than "golden parachutes", which are defined as compensation pacts made with executives or employees in connection with a change in control of a corporation.[1] The Proposal, on the other hand, concerns severance agreements, including without limitation, employment agreements and retirement agreements without regard as to whether there is a change in control. The label of "golden parachutes" is therefore misleading for shareholders, who may be led to believe that the Proposal only applies to severance arrangements triggered by a change in control.

"The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements." The Proponent does not attribute this statement to any source, nor explain what it means to "generally favor shareholder approval of these types of severance agreements". This statement, coupled with the Proposal's reference to well known institutional investors, is misleading because it implies that these and other institutional investors will likely

---

[1] See, e.g. definitions of "Golden Parachute" online at:
http://www.investorwords.com/2201/golden_parachute.html;
http://bwnt.businessweek.com/Glossary/definition.asp?DEFCode=G13;
http://www.hyperdictionary.com/dictionary/golden+parachute; and
http://www.moneyglossary.com/?w=Golden+Parachute.

vote for the Proposal. The Proponent is attempting to generate a "bandwagon effect" by giving shareholders the false and unsupported impression that a significant number of other investors support the Proposal, thus misleading those shareholders with little time to research the positions of either the Board or the Proponent. These vague and unsupported assertions must be deleted.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
International Brotherhood of Electrical Workers Pension Benefit Fund
Attn: Jerry J. O'Connor

300105608v4

Exhibit A – Shareholder Proposal

RESOLVED; that the shareholders of First Energy ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sure cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT:

In our opinion, severance agreements as described in the resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements.

For those reasons, we urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase "commonly known as 'golden parachutes'" from the sentence that begins "In our opinion, severance agreements . . ." and ends ". . . U.S. corporations in general" and provide a citation to a specific source for the remaining sentence; and
- provide a citation to a specific source for the statement that begins "The California Public Employees Retirement System . . ." and ends ". . . generally favor shareholder approval of these types of severance agreements."

Accordingly, unless the proponent provides FirstEnergy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Daniel Greenspan
Attorney-Advisor